Exhibit 1

Media Relations Paula Andrea Escobar +57 (1) 603-9079 paulaandrea.escobar@cemex.com	Investor Relations Jesús Ortiz +57 (1) 603-9051 jesus.ortizd@cemex.com

CEMEX LATAM HOLDINGS REPORTS

FIRST QUARTER 2017 RESULTS

•	We reached the highest quarterly EBITDA in the history of our operations in Nicaragua, and the highest EBITDA during a first quarter in our operations in Guatemala.

•	We achieved new historic cement and ready-mix volume records in our operations in Nicaragua during the January-March period.

•	We reached our lowest level of working capital investment during a first quarter, with minus 11 average working capital days. On a year over year basis, we were able to reduce our quarterly working capital needs by 47 million dollars.

BOGOTA, COLOMBIA. APRIL 27, 2017 – CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH), announced today that consolidated net sales reached US$329 million during the first quarter of 2017. Consolidated net sales increased by 4% during the quarter, compared to those of the first quarter of 2016. This increase is explained mainly by higher cement volumes from our operations in Panama, Nicaragua and Guatemala.

Operating EBITDA during the first quarter of 2017 decreased by 10%, compared to that of the first quarter of 2016. This decline is mainly explained by lower cement prices from our operation in Colombia, as well as, higher maintenance costs from our operation in Costa Rica.

During the first quarter of 2017, our consolidated domestic gray cement, ready-mix and aggregates volumes increased by 4%, 3% and 2%, respectively, compared to those of the first quarter of 2016.

Jaime Muguiro, CEO of CLH, said, “Despite the significant increase in profitability in our Panama operations, the highest quarterly EBITDA in the history of our operations in Nicaragua, and the highest EBITDA during a first quarter in our operations in Guatemala, our results were negatively affected by lower volumes and prices in Colombia, and by the annual major maintenance of our kiln in Costa Rica, which we did not have last year.”

CLH’s Financial and Operational Highlights

•	In Panama, during the first quarter our EBITDA margin increased by 4.9pp, compared to that of the first quarter of 2016. This margin expansion is mainly explained by higher volumes in our three main products, as well as, the effect of higher maintenance activities during the first quarter of last year.

•	We achieved new historic cement and ready-mix volume records in our operations in Nicaragua during the January-March period.

•	We achieved the highest quarterly EBITDA in the history of our operations in Nicaragua, and our highest EBITDA during a first quarter in our operations in Guatemala.

•	During the first quarter, our average working capital investment continued being negative. On a year over year basis, we were able to reduce our quarterly working capital needs by 47 million dollars.

•	Free cash flow after maintenance expenditures reached US$17 million. Strategic capital expenditures were US$16 million in the first quarter of 2017, and were mainly used for our capacity expansion project in Colombia.

Jaime Muguiro added, “We continued with a disciplined working capital management during the quarter and remained at a negative level in terms of working capital investment. In fact, we reached the lowest level during a first quarter in the history of CLH. Our average working capital in days was negative 11; 13 days less than in the same period in 2016. On a year over year basis, we were able to reduce our quarterly working capital needs by 47 million dollars.”

Consolidated Corporate Results

During the first quarter of the year, controlling interest net income reached US$35 million decreasing 22% compared to that of the first quarter of 2016.

Net debt was reduced during the first quarter of 2017 to US$925 million.

Geographical Markets First Quarter 2017 Highlights

Operating EBITDA in Colombia decreased by 31% to US$38 million versus US$55 million in the first quarter of 2016, with a decline of 1% in net sales reaching US$155 million.

In Panama, operating EBITDA increased by 25% to US$ 31 million during the quarter, while EBITDA margin grew by 4.9pp on a year-over-year basis. Net sales reached US$70 million in the first quarter of 2017, an increase of 11% compared to those in the same period of 2016.

In Costa Rica, operating EBITDA reached US$12 million during the quarter, decreasing by 29% on a year-over-year basis. Net sales declined by 4% to US$37 million, compared to those of the first quarter of 2016.

In the Rest of CLH operating EBITDA increased by 23% to US$24 million during the quarter, while EBITDA margin grew by 1.7pp on a year-over-year basis. Net sales reached US$73 million in the first quarter of 2017, an increase of 17% compared to those of the same period in 2016.

CLH is a regional leader in the building solutions industry that provides high-quality products and reliable services to customers and communities in Colombia, Panama, Costa Rica, Nicaragua, El Salvador, Guatemala, and Brazil. CLH’s mission is to create sustainable value by providing industry-leading products and solutions to satisfy the construction needs of our customers in the markets where we operate.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CLH to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CLH does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CLH assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating earnings before other expenses, net plus depreciation and operating amortization. Free Cash Flow is defined as operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). All of the above items are prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CLH believes that they are widely accepted as financial indicators of CLH’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CLH’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.